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VIA EDGAR AND FEDEX DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Matthew Crispino, Jan Woo

Re:	Playtika Holding Corp. Draft Registration Statement on Form S-1
Confidentially submitted on October 16, 2020
CIK No. 0001828016

Ladies and Gentlemen:

On behalf of Playtika Holding Corp., a Delaware corporation (the “Company”), we are hereby confidentially submitting an Amendment to the Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to the applicable provisions of the Securities Act of 1933, as amended, the rules promulgated thereunder and guidance issued by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection therewith on October 16, 2020 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on November 12, 2020 from the Staff. For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

November 20, 2020

Overview, page 1

1.

Your presentation of revenues, net loss, net loss margins, Adjusted EBITDA and Adjusted EBITDA margins for the twelve month period ended June 30, 2020 appears to place undue emphasis on measures for financial statement periods that are not provided elsewhere in your filing. Please revise here and on page 93 to provide balancing disclosure that also discusses these amounts for the six months ended June 30, 2020 or the twelve months ended December 31, 2019.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 97.

Prospectus Summary, page 1

2.

Please include a chart depicting your corporate structure both before and after this offering, including the percentage of voting power held by Alpha Frontier Limited and its subsidiaries and the investors in this offering. Also, disclose the identities of the investors that control Alpha Frontier Limited and the natural persons having voting and dispositive power over the securities held by Alpha Frontier Limited.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 7, and 154.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 74

3.

To enhance the comparability of your disclosures, please revise to quantify the amount of revenue generated from your proprietary platforms for the six months ended June 30, 2019 as well as the twelve months ended December 31, 2019 and 2020. Please also revise to separately quantify the amount of revenue generated through Apple, Facebook and Google for the same periods.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77.

Results of Operations, page 76

4.

Please revise to address any material changes between periods in the amount of revenue derived from third party platforms compared to your proprietary platforms. If applicable, please also address how these changes impacted your cost of revenue trends between periods.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 78, 80, 82, and 83.

November 20, 2020

Revenues, page 77

5.

Please include in this section a discussion of the change for each period in the number of paying users as well as the percentage of revenue attributable to new paying users versus existing paying users. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 80, 81, and 83 to discuss the changes for each period in the number of paying users, among other related key performance indicators. The Company respectfully advises the Staff that the Company does not believe that disclosing the percentage of revenues in a period attributable to new paying users compared to existing paying users would provide materially useful information to investors. The Company’s management does not use the percentage of revenue attributable to new paying users compared to existing paying users in its evaluation of its financial or operational performance or in making decisions with respect to the Company’s business or strategy.

Management, page 111

6.

We note that Tian Lin and Wei Liu, members of your board of directors, are affiliated with Giant Network Group Co., Ltd., which controls you through its interest in Playtika Holding UK. Please disclose whether Mr. Lin or Ms. Liu were appointed to the board in connection with any shareholder agreement and whether they will continue to serve as directors after the offering. Refer to Item 401(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 119 and 120.

November 20, 2020

Certain Relationships and Related Party Transactions

Equity Plan Stockholders Agreement, page 145

7.

Please disclose the holders of your capital stock, entities affiliated with certain of your directors, as well as your executive officers and directors who are parties to the equity plan stockholders agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 151.

Consolidated Financial Statements

Consolidated Statement of Stockholders’ Equity (Deficit), page F-5

8.	We note the $2.4 billion distribution exceeded the balance of retained earnings. Please explain to us why it was not partially reported as a return of paid-in capital.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in determining the appropriate presentation of the $2.4 billion distribution (the “Distribution”), the Company took into account two significant considerations: first, whether or not the distribution was declared out of additional paid in capital (“APIC”), and, second, whether or not there is clear guidance under U.S. generally accepted accounting principles (“GAAP”) in regard to the accounting treatment of distributions that exceed retained earnings.

In regard to the first consideration, the Distribution was not legally declared out of APIC, nor did the Company’s board of directors (the “Board”) authorize the Distribution to be paid out of APIC as opposed to retained earnings. Section 170 of the General Corporation Law permits a Delaware corporation to declare and pay dividends out of “surplus.” Section 154 of the General Corporation Law defines “surplus” as “[t]he excess, if any, at any given time, of the corporation’s net assets over the amount so determined to be capital.” In making this determination, a board of directors may rely on the books of the corporation if such reliance is in good faith. A board of directors may also determine that the books of the corporation do not accurately reflect the value of the corporation’s assets and revalue them. If the board determines that revaluation is appropriate, it must take into account all relevant information, which includes valuing all assets and liabilities. In connection with the declaration of the Distribution, the Board valued the Company’s net assets and, with the advice and assistance of its third-party financial advisor, concluded that there was sufficient surplus to pay the Distribution based upon the fair value of the net assets of the Company. Therefore, the Company believes that to allocate the Distribution between retained earnings and a return of APIC would be inconsistent with these facts.

In regard to the second consideration, the Company believes that there is not clear guidance under GAAP in regard to the accounting treatment of distributions that exceed retained earnings. The Company believes that, in practice under GAAP, companies generally net dividends and distributions against retained earnings (accumulated deficit) to clearly exhibit net accumulated earnings/deficit after dividends and distributions to stockholders since the commencement of operations. The Company applies this same practice in its accounting treatment of distributions that exceed retained earnings.

November 20, 2020

Revenue Recognition, page F-12

9.

You disclose on page 93 that approximately half of your revenues for the twelve months ended June 30, 2020 came from users who downloaded or first played your games in 2016 or earlier. However, on page F-13, you state that revenue from the sale of durable virtual goods is recognized ratably over the estimated average paying player life, which is usually up to one year. Please explain how you considered user revenue cohort data in determining the estimated average life of paying players for durable virtual goods. Please also tell us how your average paying player life varies by specific game, platform type (mobile or web), geographic location or other criteria. To the extent that your average paying player lives differ, please revise to provide more granular discussion of the estimated average paying player life in your revenue policy disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 94 and F-13 to provide more granular discussion of the estimated average life of a paying player in the Company’s revenue policy disclosures, including clarifying that the determination of durable and consumable virtual items is completed on an individual per-game basis. As described in the Company’s revised disclosure, the Company sells durable virtual items primarily through games acquired in recent acquisitions. The Company’s longer-running games, including all of the games used in the user revenue cohort data, do not sell durable virtual items, and thus the user revenue cohort data does not impact the Company’s determination of the estimated average life of paying players for durable virtual goods. While the estimated average life of paying players for durable virtual goods varies on a game-by-game basis within the range provided in the revised disclosures (i.e., generally from three months to one year), the Company does not believe that the estimated average life materially varies by platform type, geographic location or other criteria within each game, nor does the Company believe that such information would be meaningful to investors.

10.

Your disclosure on page F-14 indicates that you are acting as an agent in your advertising arrangements and recognize revenue related to these arrangements on a net basis. Please explain who is the principal in these arrangements and how you determined that you do not control the display of advertisements to customers within your mobile games. Please refer to ASC 606-10-55-36 through 55-40.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s third-party advertising providers are the principals in its advertising arrangements. Pursuant to ASC 606-10-55-38, “[a]n entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer.” Under the Company’s arrangements with its service providers, the service providers source advertisements from customers, who contract directly with the service provider, to purchase available advertising space within certain of the Company’s games, subject to certain limited advertising criteria established by the Company (such as restrictions on advertising products that compete with the Company’s games, or prohibiting advertising by specific entities, etc.). Further, the service provider determines which advertisements will be shown in which game, subject to the Company’s guideline criteria. The service provider also maintains the relationship with the customers and controls the advertising product through the time the advertisements are displayed in the Company’s games. Further, the service providers control the pricing of the advertising such

November 20, 2020

that the Company does not know the total price paid by the customer to the service provider. Instead, the Company is only aware of the amounts it receives for the sale of the advertising space. The Company believes that its determination that the Company is agent in these relationships is consistent with the guidance set forth in ASC 606-10-55-38. The Company has revised the disclosure on pages 94, 95, F-13, and F-14 to provide investors with additional information regarding the relationship between the Company and its advertising service providers to help explain the Company’s determination that the Company is the agent in those relationships.

Note 2. Business Combinations, page F-18

11.

We note that you have not provided financial statements or pro forma financial information for your acquisition of Seriously Holding Corp. Please provide us with the significant tests you performed to determine that this information was not required under Rule 3-05 and Article 11 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has analyzed the applicability of Rule 3-05 and Article 11 of Regulation S-X in connection with its acquisition of Seriously Holding Corp. (“Seriously”) on July 30, 2019, pursuant to Rule 1-02(w) of Regulation S-X (the “Significance Tests”). Based on the Company’s analysis of the Significance Tests, only one of the three Significance Tests exceeds 20% — namely, the investment test, at 27.7% (the asset test was 2.4% and the income test was 1.2%). Based on this analysis, the Company intends to promptly submit a written request to the Staff of the Office of the Chief Accountant of the Division of Corporation Finance to waive, pursuant to Rule 3-13 of Regulation S-X, any requirements to provide historical financial statement and pro forma financial information relating to Seriously, on the basis that the Company believes it would not provide additional meaningful or beneficial information to investors and are not necessary for investor protection, given the insignificance of the Seriously financial information relative to the Company’s continuing operations.

Note 18. Transactions and Balances with Related Parties, page F-39

12.	Please revise to disclose the $2.4 billion cash dividend paid to Playtika Holdings UK in August 2019.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-40.

General

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and is supplementally providing such written communications to the Staff under cover of a separate letter.

* * *

November 20, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8197 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Treska
Michael Treska, Esq. of LATHAM & WATKINS LLP

Enclosure

cc:	Craig Abrahams, President and Chief Financial Officer, Playtika Holding Corp.

Michael Cohen, Executive Vice President, General Counsel and Secretary, Playtika Holding Corp.

Charles K. Ruck, Esq., Latham & Watkins LLP

Benjamin A. Potter, Esq., Latham & Watkins LLP

Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP